UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: April 17, 2008
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is a copy of an announcement of Teekay LNG Partners L.P. dated April 17, 2008.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
Date: April 17, 2008	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit I

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
NEWS RELEASE

TEEKAY LNG PARTNERS ANNOUNCES
PRICING OF FOLLOW-ON OFFERING

Hamilton, Bermuda, April 17, 2008 – Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP) announced today that it has priced its follow-on public offering of 5,000,000 common units, which represent limited partner interests, at $28.75 per unit. Teekay LNG has granted the underwriters a 30-day option to purchase up to an additional 750,000 units to cover over-allotments, if any. The Partnership expects to use the proceeds of the offering to repay amounts outstanding on one of its revolving credit facilities, which has been used to fund vessel acquisitions.
In addition and concurrently with the closing of the public offering, Teekay Corporation (Teekay), the parent of our general partner, has agreed that it will purchase directly from Teekay LNG 1,739,130 common units at $28.75 per unit.
Teekay LNG Partners L.P. is a publicly-traded master limited partnership formed by Teekay (NYSE: TK) as part of its strategy to expand its operations in the liquefied natural gas (LNG) and liquefied petroleum gas (LPG) shipping sectors. Teekay LNG provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate charter contracts with major energy and utility companies through its fleet of fifteen LNG carriers, four LPG carriers and eight Suezmax class crude oil tankers. Six of the fifteen LNG carriers and three of the four LPG carriers are newbuildings scheduled for delivery between the second quarter of 2008 and mid-2009.
Teekay LNG’s common units trade on the New York Stock Exchange under the symbol “TGP”.
After the offering, Teekay will own approximately a 58% interest in Teekay LNG, including common units, subordinated units and its general partner interest. This ownership interest will be reduced to approximately 57% if the underwriters exercise their overallotment option in full. The offering is expected to close on April 23, 2008.
The joint book running managers for this offering are Citi and Wachovia Securities. The co-managers are UBS Investment Bank, Raymond James & Associates, Inc., Deutsche Bank Securities and Dahlman Rose & Company.
When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, Brooklyn, New York, 11220, Attention: Prospectus Department; phone: (800) 831-9146; or Wachovia Capital Markets, LLC, 375 Park Avenue, New York, New York, 10152, Attention: Equity Syndicate Department; Email: equity.syndicate@wachovia.com.
This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying base prospectus.
The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.
For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 609-4740
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605
Web site: www.teekaylng.com
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